FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


  CANARA BANK, HSBC AND ORIENTAL BANK OF COMMERCE TO ESTABLISH LIFE INSURANCE
                                COMPANY IN INDIA

Canara Bank, HSBC Insurance (Asia-Pacific) Holdings Limited and Oriental Bank of Commerce (OBC) have today signed a non-binding Memorandum of Understanding to jointly establish a life insurance company in India.

The new company will have exclusive access to the customer bases of both of the State-owned banks, Canara Bank and OBC, and of HSBC in India. This comprises more than 40 million people and a nationwide network of 3,600 branches. This formidable distribution capability will be used by the company to become a significant player in the country's rapidly expanding life insurance industry.

Under the proposed agreement, Canara Bank will take a 51 per cent stake in the new company, HSBC a 26 per cent interest and OBC the remaining 23 per cent. The new life insurance company will be capitalised at INR3,250 million (approximately US$73 million), of which HSBC will contribute INR1,770 million (approximately US$40 million), Canara Bank INR1,020 million (approximately US$23 million) and OBC INR460 million (approximately US$10 million). Under the terms of the agreement, HSBC will provide a range of management services, which may include providing executives for senior roles.

Life insurance premiums in India grew at an annual rate of 21 per cent in the six years following the opening of the market to private players in 1999, exceeding US$20 billion in 2005. From April to November 2006, new life insurance premiums grew by 155 per cent, according to the business figures released by India's Insurance Regulatory and Development Authority. However, with a penetration rate of only 2.5 per cent in 2005, India's nascent life insurance market has considerable long-term growth potential.

Shri M B N Rao, Chairman and Managing Director, Canara Bank, said: "Canara Bank, which has built up a distinguished track record of performance and service excellence over 100 years, has emerged as a front ranking banking institution in India. Recognised as a financial conglomerate with a strong presence across varied financial markets, the Bank has been providing a wide array of need based banking and financial services to its fast growing cross section clientele. Among others, Canara Bank has already established its presence in Mutual Fund, Factoring, Housing and Venture Capital Financing activities through its subsidiary companies and insurance domain by distributing insurance products - both life and non-life through its network of branches.

"The signing of the MoU today to promote a life insurance company with HSBC Insurance and Oriental Bank of Commerce marks a significant step forward for Canara Bank in terms of creating and delivering value added insurance products not only to the existing customers but also to the customers and prospects of our partner institutions. By collaborating with HSBC we shall be in a position to bring the best of international insurance products to the fast growing Indian markets.

"I have no doubt indeed that the domain expertise of HSBC with the strong network and presence of the Indian Public Sector Banks augurs well for the success of our alliance."

David Fried, Regional Head of Insurance Asia Pacific for HSBC, said: "This is a unique opportunity to expand HSBC's footprint in one of our major emerging markets and to bring to the partnership considerable insurance experience, product range and our proven bancassurance capabilities. HSBC has an extensive and successful bancassurance operation in over 40 countries around the world serving more than 30 million customers, in both developed and emerging markets. HSBC has been in the insurance business since 1808, employs over 6,000 staff in the manufacturing and sourcing of insurance products globally and has 40,000 staff involved in selling insurance. HSBC Insurance also has a long history in Asia and we are recognised in the industry for our prudent management and high quality of service. In Hong Kong, HSBC Insurance has won industry awards such as Asia Insurance Review's Life Insurance Company of the Year in 2006, for being a pioneer in product and service excellence as well as for our effective and sound financial management.

"The financial services industry in India has seen remarkable development over the past few years and life insurance has been a key part of that success story. Working closely with our two partners, and by bringing our rich experience to India, we believe we can build a significant presence in India's life insurance industry. The sector has experienced rapid development since it was opened up in 1999 and we expect to see that robust growth continue over the next decade. It is an extremely promising time to be entering this market."

Shri Prithviraj, Chairman Oriental Bank of Commerce, said: "OBC has a strong presence in rural and semi-urban areas of northern India with 1,350 branches and extension counters in all important centres across India. Our 14,500 strong work-force is dedicated and committed to exploring new business activities. Around 950 employees have already been handling life and general insurance businesses for the past three years. With this alliance, OBC will augment its revenue streams by improving return on equity after breakeven and commission earnings from premia mobilized. Since OBC understands the needs of the local populace, our input into the design of customer-friendly life insurance products will enable the partners to garner market share. OBC will help formulate products for Inclusive Growth for the needy sectors of society, so as to extend the Social Security net to the deserving."

Completion of the transaction is subject to various conditions including obtaining regulatory and other approvals and agreeing final terms among the partners.

Notes to editors

1. Canara Bank
Canara Bank, established way back in 1906, is today the largest nationalized bank in India in terms of aggregate business comprising of deposits and loans. It has an asset size valued at about US$30 billion as at 31 March 2006. 73.17% of the Bank's ownership is with the Government of India. Known for its strong fundamentals and sound business policies, Canara Bank has the distinction of posting profits every year since inception. The Bank has a network of over 2,500 branches nation-wide and 47,000 employees serving more than 28 million customers. It has a credit rating of BBpi and AAA/Stable from Standard & Poor's and CRISIL (Credit Rating Information Services of India Limited) respectively.

The Bank offers today a host of e-enabled delivery channels, including 996 ATMs, 1,315 Anywhere Banking Branches and more than 1100 branches offering Internet and Mobile Banking facilities.

2. Oriental Bank of Commerce (OBC)
OBC is the eleventh largest bank by assets, which totaled US$13bn at 31 March 2006. It has more than 1,100 branches throughout India and over 14,500 staff serving its 10 million customers. The India Government owns 51.1 per cent of OBC, which has a credit rating of BBpi and AA+/FAAA/P1+ from Standard & Poor's and CRISIL.

3. HSBC Insurance (Asia Pacific) Holdings Limited
HSBC Insurance (Asia Pacific) Holdings Limited is the parent company of four underwriting companies, collectively known as HSBC Insurance - HSBC Insurance
(Asia) Limited, HSBC Life (International) Limited, HSBC Insurance (Singapore) Pte Limited and HSBC Amanah Takaful (Malaysia) Sdn Bhd (49% held). HSBC Insurance offers customers the security, confidence and convenience of doing business with one financial services organisation. It has offices in the Hong Kong Special Administrative Region (SAR), the Macau SAR, Singapore and Malaysia. In mainland China, it has representative offices in Beijing, Shanghai and Guangzhou. HSBC Insurance (Asia Pacific)'s total assets stood at HK$80 billion at the end of June 2006.

4. HSBC in India
The Hongkong and Shanghai Banking Corporation Limited in India offers a full range of banking and financial services to its over 2 million customers through its 47 branches and 170 ATMs across 26 cities. HSBC is one of India's leading financial services groups, with over 25,000 employees in its banking, investment banking and capital markets, asset management, insurance broking, software development and global resourcing operations in the country. The Bank is the founding and a principal member of the HSBC Group which, with around 9,500 offices in 81 countries and territories and assets of US$1,738 billion at 30 June 2006, is one of the world's largest banking and financial services organisations.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  05 March 2007